Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe


ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, July, 25th, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W
Washington D.C 20549-1004
USA

Dear Sirs:

The Board of Directors on its meeting held on July 21st, 2003 considered the following agreement:

Issuance of Commercial Papers:
Determine, according to faculties granted in the Shareholders meeting of March, 2003, the terms for the Short-term Instruments Second Program with a total circulating amount not higher than US 30´000,000.00 or its equivalent in Soles, through one or more issues and at the same time with one or more series each, with amount to be established later, with a nominal value of US $ 1,000 or S/. 10,000. The instruments may be freely traded and will be registered in Cavalí´s accounts. The issuances will be offered publicly at par value, under, or above par value, with an interest rate to be determined before the issue date. The offering adds will be published in El Peruano official newspaper and in another national newspaper.

The issuances will be guaranteed with the company´s networth and the funds will be applied to cover financial short term needs or to substitute existing liabilities with the objective of improving the funding sources diversification.

The instruments will be negociated in the stock exchange within the next 15 days following the isuance being Ferreyros responsable for the submission.

Sincerely yours,



Mariela García de Fabbri
Finance Division Manager



Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, July, 25th, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W
Washington D.C 20549-1004
USA

Dear Sirs:

Hereby we inform that the Board of Directors on its meeting held on July 21st, 2003 agreed to reincorporate Mr. Alvaro de Quesada García as manager.

Mr. Alvaro de Quesada was performing as General Manager of Matreq Ferreyros S.A. in Bolivia and has been designed as responsable of the subsidiary Fiansa Sociedad Anónima.

At the same time, the board, according to faculties granted in the Annual shareholders meeting held on March 31st, 2003, agreed to hire the services of Dongo Soria Gaveglio y Asociados Firm (Price Waterhouse Coopers) as external auditors for 2003 financial statements.

Sincerely yours,



Mariela García de Fabbri
Finance Division Manager

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, July, 25th, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W
Washington D.C 20549-1004
USA

Ref: Ferreyros´s Corporate Bonds – Fourth Issuance – Series C

Dear Sirs:

We hereby inform to you that Ferreyros S.A.A has determined the final terms for the Fourth Issuance of Ferreyros ´s Bonds – Series C, which had been previously registered by CONASEV through its Resolution N° 056-2002-EF/94.11.

Series C was placed under the following terms:

Series C

Auction date:	July 24th, 2003
Issue date:	July 25th, 2003
Redemption date:	July 25th, 2006
Amount issued:	US $ 5´000,000.00
Interest rate.	4.5% nominal rate
Price:	Par value

Sincerely yours,



Mariela García de Fabbri
Finance Division Manager